                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002           COMMISSION FILE NO. 0-6032



             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                63-0593897
    (State of Incorporation)            (I.R.S. Employer Identification No.)


                              15 SOUTH 20TH STREET
                            BIRMINGHAM, ALABAMA 35233
                    ----------------------------------------
                    (Address of principal executive offices)


                                 (205) 297-3000
                    ----------------------------------------
                         (Registrant's telephone number)

                             COMPASS BANCSHARES, INC
                          EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES PAGE
-------------------------------------------------------------
Report of Independent Auditors                                                                         1

Statements of Net Assets Available for Benefits - December 31, 2002 and 2001                           2

Statement of Changes in Net Assets Available for Benefits - For the Year Ended                         3
           December 31, 2002

Notes to Financial Statements                                                                          4

Supplemental Schedules:
           Schedule of Assets (Held at End of Year)                                                   11
           Schedule of Reportable Transactions                                                        12

Signatures                                                                                            13

Exhibit Index                                                                                         14

Exhibits

           Exhibit 23 - Consent of Independent Accountants
           Exhibit 99 - Certification of Principal Executive Officer and
                     Principal Financial Officer of the Plan Pursuant to Section
                     906 of the Sarbanes-Oxley Act of 2002

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of Compass Bancshares, Inc. Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Compass Bancshares, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 26, 2003

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------



                                                         2002                    2001
ASSETS
Cash                                                $  4,994,409            $         --
Investments, at fair value (Note 3)
   Compass Bancshares, Inc. common stock             156,572,767             147,040,071
   Expedition money market fund                        8,705,567               7,735,551
   Other investments                                  27,172,229              37,199,374
Dividends and interest income receivable               1,261,530               1,198,516
Participant contributions receivable                     524,844                 485,356
Employer contributions receivable                      1,895,836               1,623,673
                                                    ------------            ------------
        Total assets                                 201,127,182             195,282,541
                                                    ------------            ------------
LIABILITIES
Dividends payable to participants                        192,424                 407,497
Other payable, net                                            --                 232,179
                                                    ------------            ------------
        Total liabilities                                192,424                 639,676
                                                    ------------            ------------
NET ASSETS AVAILABLE FOR BENEFITS                   $200,934,758            $194,642,865
                                                    ============            ============

The accompanying notes are an integral part of these financial statements.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


INVESTMENT INCOME
   Dividends on Compass Bancshares, Inc. common stock (Note 4)            $   5,100,451
   Dividends and interest                                                       647,144
                                                                          -------------
       Net investment income                                                  5,747,595
Net appreciation in fair value of investments (Note 3)                          779,082
                                                                          -------------
                                                                              6,526,677
CONTRIBUTIONS
   Participant                                                               16,226,564
   Rollovers                                                                    458,151
   Employer                                                                   5,889,470
                                                                          -------------
       Total contributions                                                   22,574,185
Distributions to participants                                               (22,808,969)
                                                                          -------------
       Net increase                                                           6,291,893

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                        194,642,865
                                                                          -------------
   End of year                                                            $ 200,934,758
                                                                          =============

The accompanying notes are an integral part of these financial statements.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

         The following description of the Compass Bancshares, Inc. Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution pension plan for the benefit of employees of Compass Bancshares, Inc. (the "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         ELIGIBILITY AND PARTICIPANT CONTRIBUTIONS

         Employees hired on or before December 31, 2000 automatically become participants and are eligible for employer contributions on the first day of January or July following the completion of one year of service. Employees hired on or after January 1, 2001 are eligible to become participants on the first day of the pay period following date of hire. These participants become eligible for employer contributions on the first day of the month following or coinciding with the completion of one year of service.

         Participants may elect to have up to 15% of their compensation deferred and contributed to the Plan. Participants may allocate their contributions, in multiples of 1%, to the various investment options of the Plan.

         EMPLOYER CONTRIBUTIONS

         The Employer, in its sole discretion, may make matching contributions in an amount determined by the Board of Directors of the Employer under the 401(k) provisions of the Plan. Generally, and effective for years prior to January 1, 2003, these matching contributions did not exceed the lesser of a participant's elective contribution or 2% of such participant's base compensation. Effective January 1, 2003, for those participants who elected to continue their participation in the Compass Bancshares, Inc. Retirement Plan, these matching contributions do not exceed the lesser of a participant's elective contribution or 2% of such participant's base compensation. Effective January 1, 2003, for those participants who elected to participate in the Compass Bancshares, Inc. SmartInvestor Retirement Plan, these matching contributions are allocated based upon years of service as follows:

         YEARS OF SERVICE            EMPLOYER MATCHING CONTRIBUTION
         Less than 1                 None
         1 - 3                       100% of the 1st 2% of base compensation contributed
         4 - 7                       125% of the 1st 2% of base compensation contributed
         8 or more                   150% of the 1st 2% of base compensation contributed

           The Employer, in its sole discretion, may contribute an additional 1% matching amount. Such contributions are also invested in the Employee/Employer Company Stock Fund and are allocated to participant accounts based on relative compensation. For the year ended December 31, 2002, the Employer contributed an additional 1% matching amount. If the Employer's earnings reach a targeted amount, the Employer may elect to make a contribution to the ESOP--Employer Company Stock Fund under the employee stock ownership provisions of the Plan. For the year ended December 31, 2002, the Employer's earnings did not reach the targeted amount.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


         The Plan was amended effective January 1, 2002 to allow participants the option to reinvest cash dividends in common stock of the Employer or elect to receive pass through cash dividends.

         INVESTMENT OPTIONS

         The Plan provides for separate investment programs, which allow participants to direct their investing among different investment options. The Plan offers six mutual funds and Employer stock as investment options for participants.

         VESTING

         Participants hired on or before December 31, 2000 have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their elective contributions, rollovers, and the Employer's matching contributions to the Employee/Employer Company Stock Fund, including earnings thereon. Participants hired on or after January 1, 2001 have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their elective contributions and rollovers and acquires a vested interest in amounts attributable to the Employer's matching contributions to the Employee/Employer Company Stock Fund based on length of employment as follows:

                                                                     VESTING
         YEARS OF SERVICE                                           PERCENTAGE
         Less than 1                                                    0%
         1                                                             33%
         2                                                             67%
         3 or more                                                    100%

         A participant acquires a vested interest in amounts attributable to the ESOP--Employer Company Stock Fund based on length of employment, as follows:

                                                                    VESTING
         YEARS OF SERVICE                                          PERCENTAGE
         Less than 5                                                    0%
         5 or more                                                    100%

         FORFEITURES

         If a participant incurs a "break in service," as defined in the Plan agreement, for any reason other than permanent disability, death, or normal retirement, and is not 100% vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts are used to reduce future employer matching contributions. Approximately $11,000 were available at December 31, 2002 to reduce future employer matching contributions.

         DISTRIBUTION OF BENEFITS

         Upon retirement, disability, or death, participants become fully vested in their account. Upon termination of employment, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

         WITHDRAWAL PROVISIONS

         Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion is taxable and may not be repaid to the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

         INVESTMENTS

         Employer common stock and mutual funds are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. The commingled trust option is valued at contract value, in accordance with Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. Contract value approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate.

         Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on mutual funds are calculated using the average cost method. Realized gains and losses on Compass Bancshares, Inc. common stock are calculated using historical cost.

         The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         ADMINISTRATIVE FEES

         The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

3.       INVESTMENTS

         The investments of the Plan at December 31, 2002 and 2001 are summarized as follows:

                                                                            FAIR VALUE
                                                                            ----------
                                                                   2002                    2001
         Common stock
            Compass Bancshares, Inc.*                          $156,572,767            $147,040,071
         Mutual funds
            Expedition Equity Fund                               14,953,228              22,484,741
            Expedition Bond Fund                                  2,085,424               1,239,254
            AIM Constellation Fund                                5,393,868               4,956,523
            Expedition Money Market Fund*                         8,705,567               7,735,551
            Fidelity Advisor Overseas Fund                        1,991,470               1,789,442
            Fidelity Advisor Balanced Fund                        2,748,239               2,218,967
         Commingled trust
            Fidelity Advisor Stable Value Portfolio                      --               4,510,447
                                                               ------------            ------------
                                                               $192,450,563            $191,974,996
                                                               ============            ============

         For the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year) had net appreciation (depreciation) in fair value as follows:

         Compass Bancshares, Inc. common stock*                   $ 9,556,473
         Mutual funds                                              (8,777,391)
                                                                  -----------
         Net appreciation in fair value of investments            $   779,082
                                                                  ===========

         The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2002 and 2001:

                                                             FAIR VALUE
                                                             ----------
                                                     2002                    2001
         Common stock
            Compass Bancshares, Inc.*            $156,572,767            $147,040,071
         Mutual fund
            Expedition Equity Fund               $ 14,953,228            $ 22,484,741

*  A portion of this investment is nonparticipant-directed (Note 4)

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

                                                                      DECEMBER 31, 2002
                                                                      -----------------
                                                               EMPLOYEE/                ESOP-
                                                               EMPLOYER               EMPLOYER
                                                               COMPANY                 COMPANY
                                                              STOCK FUND              STOCK FUND
                                                              ----------              ----------
         ASSETS
         Investments, at fair value
            Compass Bancshares, Inc. common stock            $ 72,876,392             $ 83,696,375
            Expedition Money Market Fund                            1,733                      492
                                                             ------------             ------------
                 Net investments                               72,878,125               83,696,867
         Dividends and interest income receivable                 583,222                  678,308
         Participant contributions receivable                     524,844                       --
         Employer contributions receivable                      1,895,836                       --
         LIABILITIES
         Dividends payable to participants                       (163,769)                 (28,655)
                                                             ------------             ------------
         NET ASSETS AVAILABLE FOR BENEFITS                   $ 75,718,258             $ 84,346,520
                                                             ============             ============

                                                                       DECEMBER 31, 2001
                                                                       -----------------
                                                              EMPLOYEE/                  ESOP-
                                                              EMPLOYER                 EMPLOYER
                                                               COMPANY                  COMPANY
                                                              STOCK FUND               STOCK FUND
                                                              ----------               ----------
         ASSETS
         Investments, at fair value
            Compass Bancshares, Inc. common stock            $ 64,603,161             $ 82,436,910
            Expedition Money Market Fund                          270,920                      206
                                                             ------------             ------------
                 Net investments                               64,874,081               82,437,116
         Dividends and interest income receivable                 525,744                  672,772
         Participant contributions receivable                     110,621                       --
         Employer contributions receivable                      1,604,514                       --
         LIABILITIES
         Dividends payable to participants                             --                 (407,497)
         Other payable, net                                      (232,179)                      --
                                                             ------------             ------------
         NET ASSETS AVAILABLE FOR BENEFITS                   $ 66,882,781             $ 82,702,391
                                                             ============             ============

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                          FOR THE YEAR ENDED
                                                                           DECEMBER 31, 2002
                                                                           -----------------
                                                                   EMPLOYEE/                  ESOP-
                                                                    EMPLOYER                 EMPLOYER
                                                                    COMPANY                  COMPANY
                                                                   STOCK FUND               STOCK FUND
                                                                   ----------               ----------
         INVESTMENT INCOME
            Dividends on Compass Bancshares, Inc.
               common stock                                       $  2,310,026             $  2,790,425
            Interest income                                              3,703                      988
                                                                  ------------             ------------
                 Net investment income                               2,313,729                2,791,413
         Net appreciation in fair value of investments               5,120,187                4,436,286
         CONTRIBUTIONS
            Participant                                              4,334,178                     -
            Rollovers                                                   86,698                     -
            Employer                                                 5,797,151                   49,477
                                                                  ------------             ------------
                 Total contributions                                10,218,027                   49,477
         Distributions to participants                              (8,816,466)              (5,633,047)
                                                                  ------------             ------------
                 Net increase                                        8,835,477                1,644,129
         NET ASSETS AVAILABLE FOR BENEFITS
            Beginning of year                                       66,882,781               82,702,391
                                                                  ------------             ------------
            End of year                                           $ 75,718,258             $ 84,346,520
                                                                  ============             ============

5.         PLAN TERMINATION

           Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested and the net assets available for benefits would be distributed to the participants.

6.         TAX STATUS

           The Internal Revenue Service issued a determination letter dated March 26, 2003 stating that the Plan, as amended through December 27, 2001, was designed in accordance with applicable Internal Revenue Code ("IRC") requirements. The Plan has been amended since December 27, 2001. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a) and continues to be tax-exempt at December 31, 2002 and 2001. Therefore, no provision for income taxes is included in the Plan's financial statements.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

7.       RELATED PARTY TRANSACTIONS

         Prior to January 1, 2003, Compass Bank, a wholly owned banking subsidiary of the Employer, served as trustee of the Plan, controlling the distribution and investment of the Plan's assets. Additionally, Compass Bank acts as investment adviser for the Expedition Equity Fund, Expedition Money Market Fund and the Expedition Bond Fund. Accordingly, all transactions with Compass Bank and the Employer qualify as party-in-interest transactions. During 2002 and 2001, trustee fees were paid by the Employer. Effective January 1, 2003, Nationwide Trust Company began serving as trustee of the Plan.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
      (B) IDENTITY OF ISSUE, BORROWER, LESSOR   MATURITY DATE, RATE OF INTEREST, COLLATERAL,                       (E) CURRENT
(A)   OR SIMILAR PARTY                          PAR, OR MATURITY VALUE                          (D) COST           VALUE
 *    Compass Bancshares, Inc.                     Common stock                                 $ 68,457,259       $156,572,767

 *    Expedition Money Market Fund                 Mutual fund                                  $  8,705,567          8,705,567

 *    Expedition Equity Fund                       Mutual fund                                            **         14,953,228

 *    Expedition Bond Fund                         Mutual fund                                            **          2,085,424

      AIM Constellation Fund                       Mutual fund                                            **          5,393,868

      Fidelity Advisor Overseas Fund               Mutual fund                                            **          1,991,470

      Fidelity Advisor Balanced Fund               Mutual fund                                            **          2,748,239
                                                                                                                   ------------
                                                                                                                   $192,450,563
                                                                                                                   ============

 *    Represents a party-in-interest

 **   Cost of participant-directed investments is not required.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

                              (B)  DESCRIPTION OF
                              ASSET (INCLUDE
                              INTEREST RATE AND                                                   (H) CURRENT VALUE
(A)  IDENTITY OF              MATURITY IN CASE       (C) PURCHASE    (D) SELLING    (G) COST      OF ASSETS ON         (I) NET GAIN
PARTY INVOLVED                OF A LOAN)             PRICE           PRICE          OF ASSET      TRANSACTION DATE     OR (LOSS)
SERIES OF TRANSACTIONS
Compass Bank                  Expedition Money
                               Market Fund           $21,010,537     $21,279,438    $21,279,438   $21,279,438          $         -

Compass Bancshares, Inc.      Common Stock           $12,723,477     $ 8,641,176    $ 4,004,059   $ 8,641,176          $ 4,637,117

NOTE: Information required in columns e and f is not applicable.

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          COMPASS BANCSHARES, INC.
                                          EMPLOYEE STOCK OWNERSHIP PLAN


Date: June 30, 2003                By          /S/ E. LEE HARRIS
                                      -----------------------------------------
                                                  E. LEE HARRIS
                                      EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES
                                       PRINCIPAL EXECUTIVE OFFICER OF THE PLAN


Date: June 30, 2003                By         /S/ TIMOTHY L. JOURNY
                                      -----------------------------------------
                                                TIMOTHY L. JOURNY
                                            CHIEF ACCOUNTING OFFICER
                                      PRINCIPAL FINANCIAL OFFICER OF THE PLAN

EXHIBIT INDEX

Exhibit Number       DESCRIPTION
--------------       -----------
     23              Consent of Independent Accountants
     99              Certification of Principal Executive Officer of the Plan  and
                     Principal Financial Officer of the Plan Pursuant to Section
                     906 of the Sarbanes-Oxley Act of 2002